APPENDIX B: COMPANY OFFERING


ice, cozy, metro a la puerta
- Provincia de Santiago
74
AdeS
TEA

aluGuest nc.

Rent a place with Local Experts in Latin América.

Amount Raised ?	Investors	Days Left ?
$0	0	90

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding or Regulation D through Flashfunders Securities, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

www.aluguest.com Buenos Aires, Argentina Follow for updates

Pitch Team Fundraising Questions Comments

Overview


USD 220
Andrew
Punta del Este - Uruguay


USD 72
Sunrise
CENTRO SANTIAGO - Chile


USD 59
Welcome2ba
Buenos Aires - Argentina

Aluguest provides a professional and immersive platform to rental companies and professional property managers in Latin America, while providing a safe and trusted experience for travelers. Our users are able to integrate their own branding and customer support into one platform, which allows for a seamless and luxurious experience for travelers. Amenities include airport transfer services, a 24-hour concierge, and a stress free check-in and check-out process.

Key Facts

- Short-term rental market in Latin America is about is **$12 billion** per year.
- **8,000+** active users
- **7,000+** nights reserved
- **$210,000+** of revenue in 2016

Terms

Flash Convertible Security (SAFE)
$3M Valuation Cap

A SAFE gives you the right to shares in aluGuest. If you invest, you re betting the company will be worth more than $3M in the future. Invest over $20,000 for pro rata and additional rights. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

The Buzz

"

The temporary rental market is exploding all over the globe, but in Latin America, a gap remains. That's where aluGuest comes in.



Jóse Martin
Jornalist and Social Communicator
from Pulso Social

pulsosocial infoNEGOCIOS EL PAIS

What Our Customers are Saying About Their Experience

"Luisa was an excellent hostess. From the first moment has been available 100% to help us in everything we need. The department not only is perfectly located (a few blocks from the subway and Libertador Avenue, but the department itself is beautiful, as it looks in the photos. we had an excellent stay and no doubt was due not only to the department but also to the attention of Luisa."
Carina - customer experience @aluGuest

"We stayed with my family five days in the apartment, the location of it is excellent and the care provided by Hector even better. We had no objection to the entire stay. Highly recommended. Back on our next trip."
Carlos - customer experience @aluGuest

Note: Translated via Google Translate

The Opportunity





24%	76%
AirBnB, Homeaway, Flipkey, Housetrip	Local agencies, agents and property owners

Did you know that only 26% of temporary rents are concentrated on the 4 biggest players in the market?

We understand that travelers are looking for a more authentic experience at a reasonable price. But large platforms only provide a small window of availability in foreign cities with independent renters. Aluguest looks to change that with a platform that provides more visibility for rentals, more options for travelers, and a one of a kind traveling experience delivered by local agencies and property owners.

Business Model

aluGuest

alUPays





Homes and Apartments

We take a 10% commission on each transaction

Hotels and Rental Agencies

We take a 5% commission on each reservation

aluGuest - Rental Platform for Homes and Apartments


SANTIAGO DE CHILE


BUENOS AIRES


RIO DE JANEIRO

aluGuest is a rental platform that connects apartment and homeowners with users looking to visit or stay in Latin America. Unlike other platforms, we differentiate ourselves by focusing on the connection between local experts in

each city and their guests. Not only do we want to provide an affordable experience, but we want to make sure that our guests get a view of the city that regular tourists don't get to experience.


Step 1
Local Experts
Upload the properties as many properties as you want.
Step 2
Marketplace
We connect Local Expert with travelers.
Step 3
Payments
The guest pay the booking online in a secure way. We send the money to the account 24 hrs after check-in.
Step 4
Check In Time
It's time to arrange the check in.

aluPays - Proprietary Booking Software for Larger Clients

aluPays is a booking software for properties managers and agencies, is a system to manage bookings, check-ins/outs, payments, etc for users outside of aluGuest.



Step 1
Hotel Rental Website
Upload your hotel rooms.
Step 2
Integration
aluPays
Integrate your hotel or rental website onto aluPays
Step 3
Payments
Receive instant bookings direct your hotel or rental website. The guest can pay with credit card or Paypal.
Step 4
Check In Time
It's time to arrange the check in.



aluPays
Mega
Front End
Search Here...
John Doe
NAVIGATION
Panel de Control
Form
Email
Tasks
Gallery
Extra Pages
11
MILESTONES
UX Design
12/20
Frontend Development
9/9
Backend Development
2/10
Panel de Control
NEW MEMBER
Mobile Application
Web Application
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
3,290
Total Account
187
Facebook Account
1,879
Google Account
3,189
Total New Member
1,172
Total Sales
712
New Items
1,199
Comments
FOLLOWER
Follower
Mon
Tue
Wed
Thr
Fri
Sat
3,156
TODAY VISITED
5% increased
WEEKLY STATS
Monday 8.6% 1745
Tuesday 12.6% 2,135
Wednesday -2.6% 1,632
$26,189
Total Balance
WEEKLY STATS
Monday 8.6% $2,095
Tuesday -8.0% $1,235
Wednesday 4.8% $1,801
Inbox
All
Unread
Archived
Katie Calhoun
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2 hrs ago
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yesterday
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2 days ago

We Are Growing: Over $210,000+ in Revenue



Gross Income 2016
$40K
$30K
$20K
$10K
$0K
$10,678
$11,329
$13,386
$18,317
$20,295
$16,059
$16,813
$34,102
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug

Data based on aluGuest only.

Steps to Expand and Grow

We are asking for $100,000. Your investment will go towards marketing and costs and staffing developers...Why?

While our platform has seen initial success, we are looking to grow our reach in order to become the go-to rental platform for Latin America. As we expand so does our technology. In hiring more developers, we look to improve the platform in it's entirety to provide a faster and better experience to our local users and their customers.



aluPays.com Beginning of second stage.
aluGuest.com
Telephone communication and chat
between users and local experts.
App for Android
aluPays.com Launching the
minimum viable product.
2016
2017
2018
aluGuest.com
Connection with other portals.
Micro-sites for local experts
within aluGuest
aluGuest.com
App for aIOS

Why Our Investors Chose to Invest

“We chose to support and invest in this project because we are committed to the new trend that is coming boom in the tourism market here, that is our strength and what we do for many years”
Vanesa Colonna - CEO of Colver Tours (Tourist Agency in Argentina)

“I invested in Aluguest because it seemed an ambitious project. And one of the things I like is that it is a group of young people who know where they are going, they like what they do and want to do things right. Other than that, they gave me confidence and I was very involved with them.”
Ocean Verdú - CEO of Cora SA

Note: Translated via Google Translate

Pitch Deck



OPORTUNITY
Due to the quick growth of global web platforms for temporary rents, which encourages deals between individuals, local agencies and professional administrator agents from each city have to adjust themselves to current travelers swiftly.
Moreover, the demand of “Business” travelers, who require professional services and prefer having trip arrangements done by experts, has increased.
Temporary rent market in Latin America is about **12 billion** per year
PROPERTIES DISTRIBUTION
26% = airBnB Homeaway Flipkey, Housetrip
74% = Local agencies, professional administrator agents, direct owners
26%
100%
74%
26% of the total amount of temporary rents is concentrated on the 4 greatest players of the market (AIRbnb/Homeaway/Flipkey/Housetrip). This means that **74%** of the rest of the properties are placed on other websites such as local agencies, professional administrator agents and direct owners.
Fuente: http://www.tnooz.com/

Risk Disclosures: Actual results may vary from any projection we present.

aluGuest may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors believed by management to influence our business operations. Projections do not, and cannot, take into account such factors as market fluctuations, economy changes, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Risks & Disclosures

Risks & Disclosures

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1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

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ice, cozy, metro a la puerta
hile - Provincia de Santiago
74
TEA

aluGuest nc.

Rent a place with Local Experts in Latin América.

Amount Raised ?	Investors	Days Left ?
$0	0	90

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding or Regulation D through Flashfunders Securities, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

www.aluguest.com Buenos Aires, Argentina Follow for updates

Pitch | Team | Fundraising | Questions | Comments

Founding Team



Gabriel Bourie

CEO

Before aluGuest, Gabriel was Director and Founder of a temporary rentals agency in Buenos Aires. Nowadays it is a consolidated company dedicated to the complete management of exclusive properties. His enthusiasm and strategic vision inspired him to build and lead the aluGuest team to bring the vision of stress-free Latin American travel to the masses.



Matias Perrone

CTO

Matias is an entrepreneur who graduated as an IT analyst from UTN University. He has made a career at brand name corporations in Argentina such as Movistar, Arnet and Telecom. He founded Global Innovation, a startup committed to providing business web solutions. His past experience counts notable Argentinian and American customers such as insurance firms, port terminals and laboratories. Now he leads the...

Expand Bio



German Sanchez

CDO (Chief Design Officer)

Before aluGuest, German was the founder of Blow Creative Solutions, working as a manager of public relations and visual communications. As a visual communication designer and web developer, German has run several projects for both local and foreign companies. German possesses outstanding abilities in business identity development, web-project management, and public relations.



Alex Curiel

CFO

Alex studied International Business in Chicago and Mexico City, and worked in the fields of accounting and customer service for nearly a decade. He plans to translate his in-depth experience in insurance assessments to the CFO role at aluGuest.

Investors & Advisors



Alex Langlois

Advisor

Alex is a digital expert, strategic planner, CEO, and foodie. He devotes his life to his passion for digital technologies. Having completed more than 2,000 projects to date, he brings his in-depth experience building websites, mobile apps, e-commerce and content marketing to the aluGuest advisory board.



Vanesa Colonna

Investor



Ocean Verdú

Investor

VISIT & SAY HELLO

1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

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ice, cozy, metro a la puerta
ile - Provincia de Santiago
74
AdeS
TEA

aluGuest nc.

Rent a place with Local Experts in Latin América.

Amount Raised ?	Investors	Days Left ?
$0	0	90

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding or Regulation D through Flashfunders Securities, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

Reg CF Offering Summary

Investments under $20K participate in a Regulation Crowdfunding offering.

Amount Raised	$0.00
Investors	0
Security Type	Flash Convertible Security
Offering Min	$50,000
Offering Max	$100,000
Valuation Cap ?	$3,000,000
Valuation Discount ?	30.0%
Term Sheet	View
Flash Convertible Security Subscription Agreement	View
Flash Convertible Security	View
Investor Acknowledgment	View

Reg D Offering Summary

Investments $20K and above will participate in a Regulation D offering. These securities may only be sold to accredited investors and have additional preferential rights.

Amount Raised	$0.00
Investors	0
Security Type	Flash Convertible Security
Offering Min	N/A
Offering Max	$1,000,000
Valuation Cap ?	$3,000,000
Valuation Discount ?	30.0%
Term Sheet	View
Flash Convertible Security Subscription Agreement	View
Flash Convertible Security	View
Investor Acknowledgment	View

Additional Details

Option Pool ?	N/A

Diligence Documents

Form C Disclosures View

Financial Statements View

Risks & Disclosures (also viewable in "Form C Disclosures - Amended") View

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mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te


ice, cozy, metro a la puerta
ile - Provincia de Santiago
74
AdeS
TEA

aluGuest nc.

Rent a place with Local Experts in Latin América.

Amount Raised ?	Investors	Days Left ?
$0	0	90

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding or Regulation D through Flashfunders Securities, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

Commonly Asked Questions

Where is aluGuest currently available?

AluGuest is currently available throughout Latin America. Anyone in Latin America can open a listing or search for accommodations. We are currently headquartered in Buenos Aires, being that this is the city with the most listings, local experts, active users and current bookings live on our platform. We plan to introduce aluGuest in 2-3 new cities over the next few months, beginning with the recruitment of local experts and a strong marketing launch campaign.

What makes aluGuest stand out from the competition?

AluGuest strives to provide organization and assistance to rental companies and professional property managers in Latin America. We have adapted our platform and services to allow the companies and professionals that work with us to integrate their own brands and employees through our website. This enables us to provide a more complete and professional service for our guests by providing amenities such as coordinating airport transfer services, 24 hour concierge, and stress-free check-in and check-out processes.

How much does it cost to publish a listing on aluGuest? What is the fee to book an accommodation through the platform?

Listing properties in aluGuest is totally free for all hosts, rental companies, and property managers. We charge a 10% fee to the guests booking accommodations on our platform.

What are your plans with the online booking software, aluPays?

We plan to offer online booking software to the rental companies and managers that are actively making bookings in aluGuest. This tool will enable our partners to gain more direct bookings and organize those bookings through a dedicated reservation manager and digital voucher system.

How much money has been invested in aluGuest to date?

The founders have invested approximately $90,000 USD into the business. The investment to date has has focused on the primary pain points of Latin American tourists and business travelers.

VISIT & SAY HELLO

1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

FOLLOW US

---

mportant D sc osure F ashFunders com s operated by F ashFunders, nc Certa n secur t es re ated act v t es are conducted through F ashFunders Secur t es, LLC, a reg stered broker-dea er and member F NRA/S PC F ashFunders Secur t es, LLC s a who y-owned subs d ary of F ashFunders, nc By v ew ng and us ng F ashFunders, you agree to be bound by our Terms of Use and Pr vacy Po cy F ashFunders does not make nvestment recommendat ons No commun cat on, through th s webs te or otherw se, shou d be construed as a recommendat on for any secur t es offer ng on or off our p atform Secur t es on F ashFunders are offered pursuant to Sect on 4(a)(6) of, and Regu at on D and Regu at on S promu gated under, the Secur t es Act of 1933, as amended Regu at on D offer ngs on F ashFunders are on y su tab e for accred ted nvestors A company st ngs on F ashFunders are on y appropr ate for nvestors who are fam ar w th and w ng to accept the h gh r sk assoc ated w th startup nvestments Secur t es so d through F ashFunders are not pub c y traded and are not qu d nvestments Compan es seek ng nvestments on F ashFunders tend to be n very ear y stages of deve opment w th tt e or no operat ng h story nvestors must be ab e to afford to ho d the r nvestment for an ndefin te per od of t me, as we as the ab ty to ose the r ent re nvestment Secur t es offered on the F ashFunders webs te are offered d rect y by the ssuers, and those ssuers are so e y respons b e for the contents of any offer ng mater a s made ava ab e to prospect ve nvestors on the F ashFunders webs te F ashFunders does not endorse any of the offer ng mater a s posted by ssuers on the F ashFunders webs te, and prospect ve nvestors must conduct the r own due d gence before mak ng a dec s on to nvest n any secur t es offered on the F ashFunders webs te

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ice, cozy, metro a la puerta
hile - Provincia de Santiago
74
TEA

aluGuest nc.

Rent a place with Local Experts in Latin América.

Amount Raised ?	Investors	Days Left ?
$0	0	90

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding or Regulation D through Flashfunders Securities, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

www.aluguest.com Buenos Aires, Argentina Follow for updates

Pitch Team Fundraising Questions Comments

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VISIT & SAY HELLO

1538 20th St. 2nd Floor Santa Monica, CA 90404

(310) 504-3706

contact@flashfunders.com

FOLLOW US